Exhibit 7

RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
	2006	2005	2004	2003	2002
	(in million EUR, except ratios)
IFRS

Earnings:
Income before taxes	3,971	2,796	2,441
Add: fixed charges	3,395	3,279	2,640

(A)	7,366	6,075	5,081

Fixed charges:
Interest	362	373	398
Interest on fixed annuities, investment contracts and savings accounts	3,033	2,906	2,242

	3,395	3,279	2,640

Dividend on preferred shares	85	80	79
Coupons on perpetual capital securities	204	192	129

(B)	3,684	3,551	2,848

Ratio: (A)/(B)	2.0	1.7	1.8
Ratio excluding interest on fixed annuities, investment contracts and savings accounts:	6.7	4.9	4.7

US GAAP

Earnings:
Income from continuing operations before taxes	2,340	2,744	2,360	2,286	(841)
Add: fixed charges	3,599	3,471	2,769	3,231	3,619

(A)	5,939	6,215	5,129	5,517	2,778

Fixed charges:
Interest [1]	362	373	398	756	969
Coupons on perpetual capital securities [1]	204	192	129
Interest on fixed annuities, investment contracts and savings accounts [1]	3,033	2,906	2,242	2,475	2,650

	3,599	3,471	2,769	3,231	3,619

Dividend on preferred shares	85	80	79	95	30

(B)	3,684	3,551	2,848	3,326	3,649

Ratio: (A)/(B)	1.6	1.8	1.8	1.7	—
Ratio excluding interest on fixed annuities, investment contracts and savings accounts	4.5	5.1	4.8	3.6	—
Deficiency					(841)

[1]	Interest in 2003 and prior years include coupons on perpetual capital securities and interest on savings accounts.